October 9, 2014

Amit Pande, Accounting Branch Chief

John P. Spitz, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             International Bancshares Corporation Form 10-K for the Fiscal Year Ended December 31, 2013 and Form 10-Q for the Fiscal Quarter Ended June 30, 2014

File No. 000-09439

Gentlemen:

On behalf of International Bancshares Corporation, a Texas corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, this letter is submitted in response to your letter to the Company dated September 26, 2014 (the “Comment Letter”).

The following responses have been numbered to correspond to the numbered comments contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Exhibit 13

Liquidity, page 18

1.             Please revise your future filings to provide an enhanced discussion of your liquidity, including specifically identifying internal and external sources of liquidity and briefly discussing any material unused sources of liquid assets. Refer to Item 303(A)(1) of Regulation S-K. We note, for instance, from your disclosures on pages 20 and 62 that you have $1.2 billion of short term Federal Home Loan Bank advances outstanding as of December 31, 2013 that appear to be as a result of purchase available-for-sale securities.

Please explain the sources of liquidity you currently have or expect to have to repay this outstanding debt.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission.  Specifically, the Company will revise future filings to provide an enhanced discussion of the Company’s liquidity, including specifically identifying internal and external sources of liquidity and briefly discussing any material unused sources of liquid assets, as required under Item 303(A)(1) of Regulation S-K.

With respect to the sources of liquidity the Company has or expects to have to repay the $1.2 billion of short-term Federal Home Loan Bank advances outstanding as of December 31, 2013, the Company expects that it would renew the FHLB advances.  This expectation is supported by the long-standing borrowing relationship the Company has enjoyed with the FHLB and the unused lines of credit the Company has with the FHLB in the amount of $498 million as of December 31, 2013.  In the unlikely event the FHLB indebtedness is not renewed, the outstanding indebtedness would likely be repaid through the proceeds of the sale of available for sale securities.  The Company has total available for sale securities with a market value of $5.2 billion as of December 31, 2013, with approximately $3 billion of those securities unpledged, which is well in excess of the $1.2 billion amount of FHLB advances.  In addition to selling securities, the Company could also repay a portion of the indebtedness with the proceeds from repurchase agreements involving the sale of securities with the simultaneous commitment by the Company to repurchase the securities.

Note 4 — Allowance for Probable Loan Losses, page 50

2.             We note your disclosure on page 51 that the allowance for probable loan losses increased during 2013 mainly due to the addition of a specific reserve of approximately $12 million on a previously identified impaired commercial loan that further deteriorated during 2013. Please tell us to provide a comprehensive understanding of this loan including the following:

•                  When the loan was originated;

•                  The allowance for loan losses associated with the loan, as applicable, at each reporting period end in 2013;

•                  When the loan became impaired;

•                  The underlying collateral supporting the loan;

•                  The last appraisal obtained for the loan or an understanding of methodology used to determine the fair value of the underlying collateral, as applicable; and

•                  Any other pertinent information deemed necessary to understand your review of the loan and related accounting since origination of the loan and through the date of your response.

In future filings, please provide enhanced disclosure in your Management’s Discussion and Analysis (MD&A) section surrounding any loans, previously identified as impaired or otherwise, that result in a significant increase to either your allowance for probable loan losses or provision for probable loan losses.

Response:

The identified commercial loan relationship began in August 2007.  The allowance for loan losses associated with the credit relationship was, $9,958,958, $9,896,048, $9,970,050, and $12,166,259, respectively, as of March 31, June 30, September 30 and December 31, 2013.  The relationship became impaired on December 31, 2012 and is secured by multiple pieces of transportation equipment, the value of which fluctuates due to market factors and the amount of use of the equipment. The total market value of the collateral was approximately $22.5 million as of December 31, 2013. Subsequent to the credit being initially identified as impaired, the financial condition of the borrower’s business further deteriorated during March of 2013 and updated third-party appraisals on approximately $19 million of the $22.5 million in collateral supporting the credit were obtained by the Company during April of 2013 and reflected in the Company’s March 31, 2013 financial statements. For the remaining collateral of approximately $3 million (consisting of multiple units of less valuable equipment) the Company adjusted the previously appraised values downward after consulting with third-party industry professionals.

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission.  Specifically, the Company will revise future filings to provide enhanced disclosure in our Management’s Discussion and Analysis (MD&A) section surrounding any loans, previously identified as impaired or otherwise, that result in a significant increase to either our allowance for probable loan losses or provision for probable loan losses.

Form 10-Q for the Fiscal Quarter Ended June 30, 2014

Note 2 — Fair Value Measurements, page 8

3.             We note your disclosure beginning on page 11 regarding your appraisal policies and procedures for determining the fair value of impaired loans which is based upon either an appraisal or evaluation process. We also note on page 12 that as of June 30, 2014, you have $64.1 million of impaired collateral dependent loans, of which $29.5 million had an appraisal or evaluation performed within the immediately preceding twelve months. Please tell us and revise your MD&A in future filings to explain in detail the following:

•                  When you would obtain an appraisal compared to performing an evaluation to determine the fair value of the collateral-dependent impaired loan. Please explain in further detail what procedures are performed during an evaluation in addition to separately disclosing the amount of impaired loans for which the fair value of the collateral was determined by an evaluation to those determined by an appraisal.

•                  Please provide us with a detailed understanding of the procedures performed on the $34.6M of collateral dependent impaired loans as of June 30, 2014 with no recent appraisal or evaluation performed within the last twelve months.

Response:

The basis for the Company’s processes concerning whether it would obtain an appraisal compared to performing an evaluation to determine the fair value of collateral-dependent impaired loans is derived from regulatory appraisal laws, regulations and guidance as well as the Uniform Standards of Professional Appraisal Practice.  The credit quality/loan review committee meets quarterly and analyzes the existing collateral values of the impaired loans .  In order to determine whether the Company would obtain a new appraisal or perform an internal evaluation to determine the fair value of the collateral, the credit committee reviews the existing appraisal to determine if the collateral value is reasonable in view of the current use of the collateral and the economic environment related to the collateral.  If the analysis of the existing appraisal does not find that the collateral value is reasonable under the current circumstances, the Company would obtain a new appraisal on the collateral or perform an internal evaluation of the collateral.  A new appraisal is not required if an internal evaluation by the Bank is able to appropriately update the original appraisal assumptions to reflect current market conditions and to provide an estimate of the collateral’s market value for impairment analysis.  The internal evaluations must be in writing and contain sufficient information detailing the analysis, assumptions and conclusions and they must support performing an evaluation in lieu of ordering a new appraisal.  The company retains the expertise to perform these internal evaluations.

The procedures performed on the $34.6M of collateral dependent impaired loans as of June 30, 2014 with no recent appraisal or evaluation performed within the last twelve months were consistent with the collateral review processes described above.  Specifically, in order to determine whether the Company would obtain a new appraisal or perform an evaluation to determine the fair value of the collateral on these loans, the Company’s credit committee reviewed the existing appraisals or evaluations and determined that the respective collateral values were reasonable in view of the current use of the collateral and the economic environment related to the collateral. It should be noted that all the $34.6M of collateral is located in Texas.  Further, please note that all the referenced $29.5M of collateral had an appraisal within the immediately preceding twelve months.

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission.  Specifically, the Company will revise future filings to include in the Company’s MD&A a description of when the Company would obtain an appraisal compared to performing an evaluation to determine the fair value of the collateral-dependent impaired loan, and the procedures performed during an evaluation in addition to separately disclosing the amount of impaired loans for which the fair value of the collateral was determined by an evaluation to those determined by an appraisal.

Note 4 — Allowance for Probable Loan Losses, page 14

4.             We note from your tabular disclosure on page 15 that you recorded a reversal to the provision for probable loan losses for your commercial real estate — farmland & commercial loans of $4.8 million during the six months ended June 30, 2014. We also note in the allowance for probable losses table on page 17 that there was roughly a similar significant decrease in the amount of the allowance related to this loan class, for loans collectively reviewed for impairment, from December 31, 2013 to June 30, 2014. Given the changes noted over the same period in the asset quality metrics related to this portfolio, including for instance, the amount of past due loans beginning on page 22 and credit quality indicators on page 24, the reasons for this reversal are not specifically clear. Please tell us and revise your MD&A in future filings to more fully disclose the specific reasons for the significant reversal to your allowance for probable loan losses for your commercial real estate — farmland & commercial loans, and incorporate similar disclosures related to any other significant changes in other loan classes, as applicable.

Response:

The Company confirms that it will comply with the proposed response to the Staff’s comment in future applicable filings with the Commission.  Specifically, the Company will revise future filings to more fully disclose in its MD&A the specific reasons for the significant reversal to the Company’s allowance for probable loan losses for the Company’s commercial real estate — farmland & commercial loans, and incorporate similar disclosures related to any other significant changes in other loan classes, as applicable.

The reason for the reversal to the provision for probable loan losses for the commercial real estate-farmland and commercial loans of $4.8 million during the six months ended June 30, 2014 was primarily due to a reduction in the quantitative historical loss percentages used by the Company applicable to “pass” rated loans, partially offset by an increase in the portion of the allowance related to loans rated “watch list-substandard”.  The Company evaluates the necessity for adjusting the qualitative data considered when significant movements occur in the quantitative historical loss percentages.  The quantitative and qualitative data is applied by loan grade and distributed by class at each bank charter. This methodology conforms to the regulatory guidance provided by the Company’s banking regulators.

5.             We note your disclosure on page 21 that troubled debt restructurings (TDRs) totaled $21.9 million and $20.4 million as of June 30, 2014 and December 31, 2013, respectively. Please revise your future filings to provide an accounting policy footnote for your TDRs and all of the disclosures required by ASC 310-10-50-33 and 34.

Response:

The Company confirms that it will comply with the proposed response to the Staff’s comment in future applicable filings with the Commission.  Historically, the Company has not had a significant amount of troubled debt restructurings.  The Company has determined that it will add an accounting policy footnote regarding the Company’s troubled debt restructurings to Note 1, “Summary of Significant Accounting Policies” and add disclosure in the Company’s Note to the Consolidated Financial Statements regarding the “Allowance for Probable Loan Losses” concerning a breakdown of the total troubled debt restructurings by loan category.  Because of the immaterial amount of TDRs at the present time, the Company does not intend to present all of the disclosures under ASC 31010-50-33 and 34, but will continue to monitor the significance of TDRs for disclosure purposes.

We hope the foregoing is responsive to your comments and satisfactorily addresses the matters raised by the Staff in the Comment Letter.  Please do not hesitate to call Imelda Navarro, the Company’s CFO and Treasurer at 956-726-6150 with any questions or comments you may have.

The Company hereby acknowledges, as required by the Comment Letter, that, with respect to the filing discussed in this response:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Imelda Navarro

Imelda Navarro
Treasurer